UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

International Game Technology PLC Announces Successful Pricing of $750,000,000 of Senior Secured Notes due 2026 and Notice of Redemption of All of its 6.250% Notes due 2022

On March 16, 2021, International Game Technology PLC (NYSE:IGT) (“IGT” or the “Company”) announced the successful pricing of $750,000,000 4.125% senior secured notes due 2026 (the "Notes").

Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin. Settlement of the Notes is subject to customary market and closing conditions and is expected to occur on March 25, 2021.

IGT intends to use the net proceeds of the sale of the Notes and proceeds of utilizations under IGT’s senior revolving credit facilities to redeem its 6.250% Senior Secured Notes due 2022 (Regulation S ISIN/CUSIP USG4863AAB47/G4863A AB4 and Rule 144A ISIN/CUSIP US460599AB91/460599 AB9) (the “6.250% Notes Due 2022”) on March 26, 2022 in full at the optional redemption price therefor (the “Redemption”). The Redemption is conditioned on IGT’s receipt of at least $750,000,000 in gross proceeds from the sale of the Notes. A conditional notice of the Redemption will be sent to all registered holders of the 6.250% Notes Due 2022.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1
News Release “International Game Technology PLC Announces Successful Pricing of $750,000,000 of Senior Secured Notes due 2026 and Notice of Redemption of All of its 6.250% Notes due 2022,” dated March 16, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1
News Release “International Game Technology PLC Announces Successful Pricing of $750,000,000 of Senior Secured Notes due 2026 and Notice of Redemption of All of its 6.250% Notes due 2022,” dated March 16, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2021	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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